SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,142,961 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,142,961 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,961 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVP III (as defined in Item 2(a) below). PVM III (as defined in Item 2(a) below), the general partner of PVP III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,846,235 shares of Common Stock outstanding as reported on the Issuer’s Prospectus (File No. 333-251599) January 7, 2021 filed with the United States Securities and Exchange Commission pursuant to Rule 424(b)(3) on January 7, 2021 (the “Prospectus”).

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,152 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,152 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,152 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPE III (as defined in Item 2(a) below). PVM III, the general partner of PVPE III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,846,235 shares of Common Stock outstanding as reported by the Issuer in its Prospectus.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,760 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,760 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,760 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPFF III (as defined in Item 2(a) below). PVM III, the general partner of PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,846,235 shares of Common Stock outstanding as reported by the Issuer in its Prospectus.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Polaris Venture Management Co. III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,189,873 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,189,873 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,873 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)

1,142,961 of such shares are held of record by PVP III, 29,152 of such shares are held of record by PVPE III, and 17,760 of such shares are held of record by PVPFF III. PVM III, the general partner of each of PVP III, PVPE III and PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,846,235 shares of Common Stock outstanding as reported by the Issuer in its Prospectus.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,659,325 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,659,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,325 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,142,961 of such shares are held of record by PVP III, 29,152 of such shares are held of record by PVPE III, and 17,760 of such shares are held of record by PVPFF III. PVM III, the general partner of each of PVP III, PVPE III and PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint (“Flint”) and Terrance G. McGuire (“McGuire”), the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities. 140,574 of such shares are held of record by Polaris Venture Partners IV, L.P. (“PVP IV”) and 2,635 of such shares are held of record by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”). Polaris Venture Management Co. IV, LLC (“PVM IV”) the general partner of each of PVP IV and PVPE IV may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities. 314,803 of such shares are held of record by Polaris Venture Partners V, L.P. (“PVP V”), 6,135 of such shares are held of record by Polaris Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), 2,156 of such shares are held of record by Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”) and 3,147 of such shares are held of record by Polaris Venture Partners Special Founders’ Fund V, L.P. (“ PVPSFF V”). Polaris Venture Management Co. V, LLC (“ PVM V”), the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,846,235 shares of Common Stock outstanding as reported by the Issuer in its Prospectus.

CUSIP #23666P101

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,659,325 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,659,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,325 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,142,961 of such shares are held of record by PVP III, 29,152 of such shares are held of record by PVPE III, and 17,760 of such shares are held of record by PVPFF III. PVM III, the general partner of each of PVP III, PVPE III and PVPFF III, may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM III, may each be deemed to share voting, investment and dispositive power with respect to these securities. 140,574 of such shares are held of record by PVP IV and 2,635 of such shares are held of record by PVPE IV. PVM IV the general partner of each of PVP IV and PVPE IV may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities. 314,803 of such shares are held of record by PVP V, 6,135 of such shares are held of record by PVPE V, 2,156 of such shares are held of record by PVPFF V and 3,147 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Flint and McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,846,235 shares of Common Stock outstanding as reported by the Issuer in its Prospectus.

CUSIP # 23666P101

ITEM 2(A).	NAME OF PERSONS FILING

This Amendment No. 1 (“Amendment No.1”) amends and supplements the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 12, 2020 (the “Original 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Polaris Venture Partners III, L.P. (“PVP III”), Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (“PVPE III”), Polaris Venture Partners Founders’ Fund III, L.P. (“PVPFF III”), Polaris Venture Management Co. III, L.L.C. (“PVM III”), Jonathan A. Flint (“Flint”), and Terrance G. McGuire (“McGuire”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2020:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒

CUSIP # 23666P101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

POLARIS VENTURE PARTNERS III, L.P.
By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]